UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

       ☒  Form 10-K and Form 10-KSB ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q and Form 10-QSB ☐  Form N-SAR

For Period Ended: December 31, 2005

Commission File Number: 1-10077

EMPIRE ENERGY CORPORATION INTERNATIONAL

 (Exact name of registrant as specified in its charter)

Nevada	87-0401761
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

PART I - REGISTRANT INFORMATION

16801 W. 116th Street, Suite 100
Lenexa, KS, Ks. 66219
(Address of principal executive offices)
(Zip Code)

    Registrant's telephone number, including area code:(913) 384-2599

PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day  following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, 10D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant recently experienced a change in accounting personnel and has expanded and reorganized related functions as a result of acquisitions completed earlier in the year.  Accordingly, the Registrant has been unable to complete its Form 10KSB for the year ended December 31, 2005 within the initial filing deadline without unreasonable effort and expense.

     The Registrant and its accountants are working diligently to complete all aspects of the Form 10KSB in a thorough and timely manner.

     The Registrant believes that it will be able to complete the process by the end of the extension period and file the Form 10KSB within the extended deadline.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of the person to contact in regard to this notification

John Garrison	913	384-2599
(Name)	(Area Code)	(Telephone)

      (2)  Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).       ☒  Yes ☐  No

      (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes ☒  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMPIRE ENERGY CORPORATION INTERNATIONAL

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 31, 2006                       By  /s/  John Garrison

                                                                   John Garrison

                                                                   Secretary and Director

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